PUBLIC

11019537

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 01 2011

Washington, DC
110

SEC FILE NUMBER
8- 67936

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 AND ENDING 12/31/10
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WallachBeth Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
100 Wall Street, 6th Floor
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary Gettenberg 212-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Rosen and Glaser C.P.A.s, P.C.
(Name – *if individual, state last, first, middle name*)

60 Cutter Mill Road, Suite 310 (Address) Great Neck (City) NY (State) 11021 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Wallach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WallachBeth Capital, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

JANINE M. FONG
Notary Public, State of New York
No. 01FO6113965
Qualified in New York County
Commission Expires August 9, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALLACHBETH CAPITAL, LLC
STATEMENT of FINANCIAL CONDITION
and INDEPENDENT AUDITOR'S REPORTS
DECEMBER 31, 2010

TABLE of CONTENTS

Annual Audited Report Form X-17A-5 Part III

ROSEN AND GLASER C.P.A.s, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
60 CUTTER MILL ROAD • GREAT NECK, N.Y. 11021

516-829-8540 FAX 516-829-8568

AMERICAN INSTITUTE OF C.P.A.'S
NEW YORK STATE SOCIETY OF C.P.A.'S
MURRAY M. ROSEN
JEFFREY I. GLASER

To the Members of
WallachBeth Capital, LLC

We have audited the accompanying statement of financial condition of WallachBeth Capital, LLC (the "Company" – a wholly owned subsidiary of WallachBeth Holdings, LLC) as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of WallachBeth Capital, LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

ROSEN and GLASER C.P.A.s, P.C.

Rosen and Glaser CPAs, P.C.

February 25, 2011
Great Neck, New York

WALLACHBETH CAPITAL, LLC
STATEMENT of FINANCIAL CONDITION
at DECEMBER 31, 2010

ASSETS	
Cash	$ 1,911,917
Receivable from Clearing Broker	99,989
Accounts Receivable	2,430,221
Securities owned, at market value	50,350
Prepaid Expenses	222,689
Furniture and Equipment (Net of Accumulated Depreciation of $67,897)	234,061
Leasehold Improvements (Net of Accumulated Amortization of $5,460)	117,423
Other Assets	225,246
TOTAL ASSETS	$ 5,291,896

LIABILITIES and MEMBERS' EQUITY	
Accounts Payable and Accrued Expenses	$ 1,048,940
Members' Equity	4,242,956
TOTAL LIABILITIES and MEMBERS' EQUITY	$ 5,291,896

The accompanying notes are an integral part of these financial statements

1. **ORGANIZATION:**

WallachBeth Capital, LLC (the "Company") is a limited liability company organized in New York State in May 2008. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an 'inter-market-broker' specializing in exchange-listed equity options and index products, ETF's, equities and non-US equities. The Company operates on a fully-disclosed, agency-only basis. The Company is a 100% wholly owned subsidiary of WallachBeth Holdings LLC (the "Parent").

2. **SIGNIFICANT ACCOUNTING POLICIES:**

Use of Estimates:
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned:
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities are recorded at fair value, level 1 – quoted price, in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.*

Depreciation and Amortization:
Furniture and equipment are being depreciated over their estimated useful lives (2 to 7 years). Amortization of leasehold improvements is computed using the straight-line method over the estimated useful lives of the improvements.

Commissions:
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes:
No provision for federal and state income taxes has been made since, as a limited liability company, the Company is not subject to income taxes. The Company's income or loss is reportable by the Parent on its tax returns. However, there is a provision for local unincorporated business tax. For tax purposes, the Company reports income on a cash basis, and for financial reporting purposes, income is reported on the accrual basis. Due to these temporary differences, there is a current deferred tax liability.

Cash and Cash Equivalents:
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

The Company maintains its cash in bank accounts which, at times, may exceed insured limits. The Company has not experienced any loss in these accounts and does not believe it is exposed to any significant credit risk on cash.

3. **FAIR VALUE MEASUREMENT:**

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

4. **DUE FROM CLEARING BROKERS:**

The clearing and depository operations for the Company's securities transactions are provided by one broker. At December 31, 2010, all of the securities owned and the amount due from the broker reflected in the statement of financial condition are positions with and amounts due from this broker. Subject to the clearing agreement between the Company and this clearing broker, the clearing broker has the right to sell or repledge this collateral.

5. **RECEIVABLE FROM CUSTOMERS:**

Accounts receivable from customers consist of commissions due on institutional options and equity executions.

6. **FURNITURE and EQUIPMENT:**

The following is a summary of furniture and equipment, at cost less accumulated depreciation, at December 31, 2010:

Equipment	$127,549
Furniture	174,409
	301,958
Less: Accumulated Depreciation	(67,897)
	$234,061

7. **PENSION PLANS:**

The Company sponsors a funded defined benefit pension plan for eligible employees who are 21 years of age with one or more years of service. Benefits paid to retirees are based on age at retirement, years of credited service, and average compensation. The Company's funding policy is to contribute the larger of the amount required to fully fund the plan's current liability or the amount necessary to meet the funding requirements, as defined by the Internal Revenue Code.

The Company also has a 401(k) Plan ("Plan") to provide retirement and incidental benefits for its employees. Employees may contribute from 0% to 100% of their annual compensation to the Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service. The Company makes a Safe Harbor contribution equaled to 3% of compensation. Safe Harbor Contributions vest immediately. In addition, the Plan provides for discretionary profit sharing contributions as determined by the members. Such contributions to the Plan are allocated among eligible participants in the proportion of their salaries to the total salaries of all participants.

The Defined Benefit accrual for the 2010 plan year is $483,475. In 2010, the Company Safe Harbor Contribution to the Plan totaled $101,891 and the Profit Sharing Contribution totaled $100,616.

8. CONCENTRATIONS OF CREDIT RISK:

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

9. **COMMITMENTS and CONTINGENT LIABILITIES:**

The Company subleases its office space for a term commencing October 2008 and expiring September 2015. Additional space was leased during the year; the Additional Premises Commencement Date will begin May 2011. The lease provides for scheduled increases in future minimum annual rental payments. The lease includes in the rent, an electric inclusion amount and a provision for additional rent, if applicable (calculated as the increase in operating Expenses and Taxes over the base year). Lease expense totaled $ 201,697 during the period ending December 31, 2010. A Letter of Credit, in the amount of $136,000, has been issued as the security deposit.

The following is a schedule by year of future minimum rental payments required under the operating lease agreements:

Year Ending December 31	Amount
2011	$ 278,264
2012	320,568
2013	328,308
2014	273,590
	$1,200,730

10. **GUARANTEES:**

Indemnifications:
In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Exchange Member Guarantees:

The Company is a member of various exchanges that trade and clear securities or futures contracts or both. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously

exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other nondefaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

11. **NET CAPITAL REQUIREMENTS:**

The Company is subjected to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, the Company had net capital of $2,454,407, which was $2,354,407 in excess of its required net capital of $100,000. The Company's net capital ratio was .43 to 1.

12. **INCOME TAXES:**

The current and deferred portions of the income tax expense included in the statement of operations as determined in accordance with FASB ASC 740 are as follows:

	Current	Deferred	Total
Local UBT	$387,537	($27,371)	$360,166

ROSEN AND GLASER C.P.A.s, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
60 CUTTER MILL ROAD • GREAT NECK, N.Y. 11021

516-829-8540 FAX 516-829-8568

AMERICAN INSTITUTE OF C.P.A.'S
NEW YORK STATE SOCIETY OF C.P.A.'S
MURRAY M. ROSEN
JEFFREY I. GLASER

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Members of
WallachBeth Capital, LLC

In planning and performing our audit of the financial statements and supplemental schedule of WallachBeth Capital, LLC (the "Company" – a wholly owned subsidiary of WallachBeth Holdings, LLC) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are

safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rosen and Glaser C.P.A.s, P.C.

Great Neck, New York
February 25, 2011